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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                    Filing No. 1 for the month of April, 1999

                              Visible Genetics Inc.
                           --------------------------
                           (Exact name of Registrant)

             700 Bay Street, Suite 1000, Toronto ON, Canada M5G 1Z6
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

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                              VISIBLE GENETICS INC.

      The Company has announced that it has entered into an agreement with Roche Diagnostics S.L. (Roche) whereby Roche will be the exclusive distributor in Spain and Portugal of the Company's OpenGene(TM) automated DNA sequencing system and GeneKits(TM). The agreement is for a period of three years and has provisions that guarantee minimum annual revenues over that period to the Company

      Roche, headquartered in Basel, Switzerland, is a world leader in research-based healthcare, with principal business in pharmaceuticals, diagnostics, vitamins, and fragrances and flavors.

      On or about April 16, 1999, the Company issued a press release with respect to the foregoing.

      The Company hereby incorporates by reference the text of this Form 6-K (but not the Exhibit hereto) into the Company's Registration Statements on Form F-3 (File Nos. 333-67607 and 333-68939).

      Exhibit 1. Press release - "Visible Genetics Inc. and Roche Diagnostics S.L. enter exclusive distribution and marketing agreement for VGI products in Spain and Portugal."


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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               VISIBLE GENETICS INC.


Date: April 16, 1999           By: /s/ Jeffrey D. Sherman
                                   ----------------------

                                   Name: Jeffrey D. Sherman

                                   Title:  Vice President,  Finance and C.F.O.


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